FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of August 2018

Commission file number: 000-29884

EVIATION AIRCRAFT LTD.
(Translation of Registrant’s Name into English)

1 Ha'Ofeh Street, Kadima-Tzoran, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Eviation Aircraft Ltd.

Eviation Aircraft Names Omer Regev as New Chief Financial Officer

Omer Regev has joined Eviation Aircraft Ltd. as Chief Financial Officer, in replacement of Liza Ohayon. Omer has more than 25 years of experience in global financial management, private fund raising and mergers and acquisitions. His background, which includes leading roles in both publicly-traded and privately-held companies, in Israel as well as in the Silicon Valley, will support the Company’s plans moving forward.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eviation Aircraft Ltd.
(Registrant)

By:	/s/ Omer Bar-Yohay
Omer Bar-Yohay
Chief Executive Officer

Dated: August 29, 2018